                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                 Schedule 13D**

                   Under the Securities Exchange Act of 1934
                               (Amendment No.)*

                              InfoCure Corporation
                                (Name of Issuer)

                    Common Stock, Par Value $0.001 Per Share
                         (Title of Class of Securities)

                                   45665A108
                                 (Cusip Number)

                                Mr. Walter Roach
                            3900 Thanksgiving Tower
                                1601 Elm Street
                              Dallas, Texas 75201
                                 (214) 922-0135
                 (Name, Address and Telephone Number of Person
               Authorized to Receive Notices and Communications)

                                February 9, 1998
            (Date of Event which Requires Filing of this Statement)

         If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

**The total number of shares of Stock reported herein is 548,932 shares, which constitutes approximately 9.1% of the 6,052,749 shares deemed outstanding pursuant to Rule 13d-3(d)(1)(i) under the Act. Except as otherwise stated herein, all ownership percentages set forth herein assume that there are 5,736,937 shares of Stock outstanding.




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
1.       Name of Reporting Person:

         William Herbert Hunt Trust Estate

2.       Check the Appropriate Box if a Member of a Group:

                                                                                        (a) / /

                                                                                        (b) /X/

3.       SEC Use Only

4.       Source of Funds: OO - Trust Funds

5.       Check box if Disclosure of Legal Proceedings is Required Pursuant to
         Items 2(d) or 2(e):                                                                / /

6.       Citizenship or Place of Organization: Texas


                           7.       Sole Voting Power: 548,932 (1)(2)
Number of
Shares
Beneficially               8.       Shared Voting Power: -0-
Owned By
Each
Reporting                  9.       Sole Dispositive Power: 548,932(1)(2)
Person
With
                           10.      Shared Dispositive Power: -0-


11.      Aggregate Amount Beneficially Owned by Each Reporting Person:

         548,932 (2)

12.      Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares:

                                                                                            / /

13.      Percent of Class Represented by Amount in Row (11):  9.1% (3)


14.      Type of Reporting Person: OO - Trust

------------

(1)      Power is exercised through its sole trustee, J. W. Beavers, Jr.

(2) Assumes conversion of all 268,440 shares of Preferred Stock into 315,812 shares of the Stock at a conversion price of $8.50 per share.

(3) Assumes, pursuant to Rule 13d-3(d)(1)(i) under the Act, that there are 6,052,749 shares of the Stock outstanding.

1.       Name of Reporting Person:

         J. W. Beavers, Jr.

2.       Check the Appropriate Box if a Member of a Group:

                                                                                        (a) / /

                                                                                        (b) /X/

3.       SEC Use Only

4.       Source of Funds: Not Applicable

5.       Check box if Disclosure of Legal Proceedings is Required Pursuant to
         Items 2(d) or 2(e):                                                                / /

6.       Citizenship or Place of Organization: USA


                           7.       Sole Voting Power:  548,932 (1)(2)
Number of
Shares
Beneficially               8.       Shared Voting Power: -0-
Owned By
Each
Reporting                  9.       Sole Dispositive Power:  548,932 (1)(2)
Person
With
                           10.      Shared Dispositive Power: -0-


11.      Aggregate Amount Beneficially Owned by Each Reporting Person:

                  548,932 (1)(2)

12.      Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares:

                                                                                            / /

13.      Percent of Class Represented by Amount in Row (11):  9.1% (3)


14.      Type of Reporting Person: IN

------------

(1)      Solely in his capacity as the sole trustee of the Trust.

(2) Assumes conversion of all 268,440 shares of Preferred Stock into 315,812 shares of the Stock at a conversion price of $8.50 per share.

(3) Assumes, pursuant to Rule 13d-3(d)(1)(i) under the Act, that there are 6,052,749 shares of the Stock outstanding.

Item 1.        SECURITY AND ISSUER.

         This statement relates to shares of the common stock, par value $0.001 per share (the "Stock"), of InfoCure Corporation, a Delaware corporation (the "Issuer"). The principal executive offices of the Issuer are located at 2970 Clairmont Road, Suite 950, Atlanta, Georgia 30329.

Item 2.        IDENTITY AND BACKGROUND.

         (a) Pursuant to Rules 13d-1(f)(1)-(2) of Regulation 13D-G of the General Rules and Regulations under the Act, the undersigned hereby file this
Schedule 13D Statement on behalf of the William Herbert Hunt Trust Estate, a Texas testamentary trust (the "Trust"), and J. W. Beavers, Jr. ("JWB"). The Trust and JWB are sometimes hereinafter collectively referred to as the "Reporting Persons." The Reporting Persons are making this single, joint filing because they may be deemed to constitute a "group" within the meaning of
Section 13(d)(3) of the Act, although neither the fact of this filing nor anything contained herein shall be deemed to be an admission by the Reporting Persons that a group exists.

         (b)-(c)

         Trust

         The Trust is a Texas testamentary trust the corpus of which consists principally of investments in oil and gas and real estate. The principal business address of the Trust, which also serves as its principal office, is 3900 Thanksgiving Tower, 1601 Elm Street, Dallas, Texas 75201. Pursuant to Instruction C to Schedule 13D of the Act, information with respect to JWB, sole trustee of the Trust, is set forth below.

         JWB

         JWB's principal occupation or employment is serving as the sole trustee of the Trust. JWB's business address is 3900 Thanksgiving Tower, 1601 Elm Street, Dallas, Texas 75201.

         (d) None of the entities or persons identified in this Item 2 has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

         (e) None of the entities or persons identified in this Item 2 has, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

         (f) All of the natural persons identified in this Item 2 are citizens of the United States of America.


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Item 3.        SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

         The source and amount of the funds used by the Reporting Persons to purchase shares of Stock are as follows:

         REPORTING PERSON          SOURCE OF FUNDS        AMOUNT OF FUNDS
            Trust                   Trust Funds (1)         $4,033,564 (2)

            JWB                     Not Applicable          Not Applicable

                  (1) As used herein, the term "Trust Funds" includes income from the investments of the Trust plus sums, if any, borrowed from banks and brokerage firm margin accounts for general purposes. None of the funds reported herein as "Trust Funds" were borrowed or otherwise obtained for the specific purpose of acquiring, handling, trading or voting the Stock.

                  (2) Includes $3,000,000 used to purchase 120 Units.

Item 4.        PURPOSE OF TRANSACTION.

         The Trust entered into the transactions described in Item 6 for investment purposes. Depending on market conditions and other factors that the Trust may deem material to its investment decision, the Trust may convert all or a portion of the Preferred Stock into shares of the Stock and/or may purchase shares of the Stock in the open market or in private transactions. Depending on these same factors, the Trust may convert none of the Preferred Stock, may make no such purchases and/or may sell shares of the Stock in the open market or in private transactions.

         Except as set forth herein or in the Exhibits filed or to be filed herewith, the Reporting Persons have no present plans or proposals that relate to or that would result in any of the actions specified in clauses (a) through
(j) of Item 4 of Schedule 13D of the Act.

Item 5.        INTEREST IN SECURITIES OF THE ISSUER.

         (a)

         Trust

         The aggregate number of shares of the Stock that the Trust owns beneficially, pursuant to Rule 13d-3 of the Act, is 548,932, which constitutes approximately 9.1% of the 6,052,749 shares of the Stock deemed outstanding pursuant to Rule 13d-3(d)(1)(i) of the Act.

         JWB

         Because of his position as the sole trustee of the Trust, JWB may, pursuant to Rule 13d-3 of the Act, be deemed to be the beneficial owner of 548,932 shares of the Stock, which constitutes

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approximately 9.1% of the 6,052,749 shares of the Stock deemed outstanding pursuant to Rule 13d-3(d)(1)(i) of the Act.

         To the best of the knowledge of each of the Reporting Persons, other than as set forth above, none of the persons named in Item 2 herein is the beneficial owner of any shares of the Stock.

         (b)

         Trust

         Acting through its sole trustee and assuming conversion of all 268,440 shares of Preferred Stock into 315,812 shares of the Stock, the Trust has the sole power to vote or to direct the vote or to dispose or to direct the disposition of 548,932 shares of the Stock.

         JWB

         In his capacity as the sole trustee of the Trust and assuming conversion of all 268,440 shares of Preferred Stock into 315,812 shares of the Stock, JWB has the sole power to vote or to direct the vote or to dispose or to direct the disposition of 548,932 shares of the Stock.

         (c)

         Except as set forth in Item 6 of this Schedule 13D, to the best of the knowledge of each of the Reporting Persons, none of the persons named in response to paragraph (a) has effected any transactions in the Stock during the past 60 days.

         (d) Each of the Reporting Persons affirms that no person other than such Reporting Person has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Stock owned by such Reporting Person.

         (e)      Not applicable.

Item 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

         On February 9, 1998, the Trust closed the purchase of 120 Units (the "Units") of the Issuer, with each Unit consisting of 478.5 shares of the Stock and 2,237 shares of the Issuer's Convertible Redeemable Preferred Stock, Series A (the "Preferred Stock"). The description that follows of certain provisions of the Subscription Agreement included as Exhibit 4.1 hereto (the "Subscription Agreement") and of the Registration Rights Agreement included as Exhibit 4.2 hereto (the "Registration Rights Agreement") is not, and does not purport to be, complete, and is qualified in its entirety by reference to such Exhibits. In addition, reference is made to the Issuer's certificate of incorporation for a description of the designations, preferences and rights of the Preferred Stock.

         Pursuant to the Subscription Agreement, the Trust has agreed not to sell, assign, pledge, give, transfer or otherwise dispose of any Units or any interest therein, or make any offer or attempt to do any of the foregoing, except pursuant to a registration of the Units under the Act and any applicable state securities laws, and has agreed to be bound by the terms of the Registration Rights Agreement. In such regard, the Trust has appointed Sanders Morris Mundy Inc., the placement agent for the offering, as its agent and attorney-in-fact to execute and deliver the Registration Rights Agreement and to take such actions as may be necessary or appropriate to carry out the terms of the Registration Rights Agreement.

         Pursuant to the Registration Rights Agreement, the holders of Units have the right to include shares of the Stock acquired as part of the Units and shares of the Stock issuable upon conversion of the Preferred Stock in any registered offering of shares by the Issuer on a pro rata basis with other selling stockholders; provided, however, that in an underwritten public offering, the managing underwriter may choose to exclude the shares of holders of Units and other selling stockholders on a pro rata basis based on market factors. In addition, the holders of the Unit's outstanding shares of Preferred Stock may, at the later of (i) one year after the closing and (ii) any time after the completion of a Qualified Public Offering (as defined) require the Issuer to register the sale of the shares of Stock underlying the Units pursuant to a single registered public offering. The Registration Rights Agreement contains other customary provisions.

         Except as set forth herein or in the Exhibits filed or to be filed herewith, there are no other contracts, arrangements, understandings or relationships with respect to the Stock owned by the Reporting Persons.

Item 7.        MATERIAL TO BE FILED AS EXHIBITS.

Exhibit 4.1 --             Subscription Agreement

Exhibit 4.2 --             Registration Rights Agreement

Exhibit 99.1 --            Agreement pursuant to Rule 13d-1(f)(1)(iii)


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         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

     DATED:  February 19, 1998


                                      WILLIAM HERBERT HUNT TRUST ESTATE



                                      By: /s/ J. W. Beavers, Jr.
                                         ---------------------------------------
                                              J. W. Beavers, Jr., Trustee



                                      /s/ J. W. Beavers, Jr.
                                      ------------------------------------------
                                      J. W. BEAVERS, JR.

                                 EXHIBIT INDEX


EXHIBIT           DESCRIPTION
4.1               Subscription Agreement, filed herewith.

4.2               Registration Rights Agreement, filed herewith.

99.1              Agreement pursuant to Rule 13d-1(f)(1)(iii), filed herewith.